03011542

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8-49085

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CIGNA Financial Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Commercial Plaza, 280 Trumbull Street
(No. and Street)

Hartford (City) CT (State) 06103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary R. Crawford, Jr. 860.534.3862
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCooper, LLP
(Name — *if individual, state last, first, middle name*)

100 Pearl Street (Address) Hartford (City) CT (State) 06103 (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2003 WASH, D.C. 165

PROCESSED MAR 18 2003 THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Gary R. Crawford, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CIGNA Financial Services, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

Chief Financial Officer
Title

Notary Public
My Commission Expires 6/30/05

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CIGNA Financial Services, Inc.

(an indirect, wholly-owned subsidiary of CIGNA Corporation)

Financial Statements and Supplemental Schedules December 31, 2002 and 2001

CIGNA Financial Services, Inc.
Index to Financial Statements

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
100 Pearl Street
Hartford CT 06103-4508
Telephone (860) 241 7000
Facsimile (860) 241 7590

Report of Independent Accountants

To the Board of Directors and Shareholders of
CIGNA Financial Services, Inc.:

In our opinion, the accompanying statement of financial condition and the related statements of income, of changes in shareholders' equity and of cash flows present fairly, in all material respects, the financial position of CIGNA Financial Services, Inc. at December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audit was conducted for the purposes of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required under Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Hartford, Connecticut
February 24, 2003

CIGNA Financial Services, Inc.
Statements of Financial Condition

	December 31, 2002	December 31, 2001
Assets		
Cash and cash equivalents	$ 4,224,896	$ 3,663,829
Securities held:		
Not readily marketable, at estimated fair value	3,300	3,300
Receivable from clearing broker	105,247	134,218
Accounts receivable	1,382,884	2,262,348
Income taxes receivable, net	-	2,759
Total Assets	$ 5,716,327	$ 6,066,454
Liabilities		
Due to affiliated company	$ 1,474,186	$ 2,262,348
Income taxes payable, net	62,797	-
Total Liabilities	1,536,983	2,262,348
Shareholders' Equity		
Common stock ($1 par value, 1,000 shares authorized, issued and outstanding)	1,000	1,000
Additional paid-in capital	999,000	999,000
Retained earnings	3,179,344	2,804,106
Total Shareholders' Equity	4,179,344	3,804,106
Total Liabilities and Shareholders' Equity	$ 5,716,327	$ 6,066,454

The accompanying notes are an integral part of these financial statements.

CIGNA Financial Services, Inc.
Statements of Income

	Years Ended December 31, 2002	2001
Revenues		
Investment product revenue	$ 10,309,710	$ 14,851,107
Mutual fund and money market 12(b)-1 fees	2,654,999	2,422,438
Commissions	2,252,633	1,850,758
Investment advisory income	504,145	513,642
Dividends and interest income	67,812	195,098
	15,789,299	19,833,043
Expenses		
Investment product expenses	10,309,710	14,851,107
Clearing expenses	1,256,500	1,108,914
Other operating expenses	3,437,187	673,001
Investment advisory fees	207,874	202,650
	15,211,271	16,835,672
Income before income taxes	578,028	2,997,371
Income tax expense		
Current federal income tax expense	202,051	1,192,169
Current state income tax expense (benefit)	739	(408,826)
	202,790	783,343
Net income	$ 375,238	$ 2,214,028

The accompanying notes are an integral part of these financial statements.

CIGNA Financial Services, Inc.
Statements of Changes in Shareholders' Equity

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Shareholders' Equity
Balance at December 31, 2000	$ 1,000	$ 999,000	$ 3,590,078	$ 4,590,078
Net income	-	-	2,214,028	2,214,028
Cash dividends	-	-	(3,000,000)	(3,000,000)
Balance at December 31, 2001	1,000	999,000	2,804,106	3,804,106
Net income	-	-	375,238	375,238
Balance at December 31, 2002	$ 1,000	$ 999,000	$ 3,179,344	$ 4,179,344

The accompanying notes are an integral part of these financial statements.

CIGNA Financial Services, Inc.
Statements of Cash Flows

	Years Ended December 31, 2002	Years Ended December 31, 2001
Cash flows from operating activities:		
Net income	$ 375,238	$ 2,214,028
Adjustments to reconcile net income to net cash provided by operating activities:		
Accretion of bond discount	-	(7,759)
Decrease in receivable from clearing broker	28,971	92,443
Decrease in accounts receivable	879,464	1,310,553
Decrease in due to affiliated company	(788,162)	(1,310,553)
Change in income taxes payable/receivable, net	65,556	(187,288)
Net cash flows provided by operating activities	561,067	2,111,424
Cash flows from investing activities:		
Sale of bond	-	300,000
Net cash flows provided by investing activities	-	300,000
Cash flows from financing activities:		
Cash dividends paid to parent	-	(3,000,000)
Net cash flows used in financing activities	-	(3,000,000)
Net increase in cash and cash equivalents	561,067	(588,576)
Cash and cash equivalents, beginning of year	3,663,829	4,252,405
Cash and cash equivalents, end of year	$ 4,224,896	$ 3,663,829
Supplemental disclosure of cash information:		
Federal and state income taxes paid	$ 137,234	$ 970,631

The accompanying notes are an integral part of these financial statements.

1. Organization and Operations

CIGNA Financial Services, Inc. (the "Company"), a wholly-owned subsidiary of Connecticut General Corporation (the "Parent") and ultimately of CIGNA Corporation ("CIGNA"), was incorporated on December 29, 1995. The Company was capitalized on February 22, 1996. The Company is a registered broker-dealer with the Securities and Exchange Commission and a member of the National Association of Securities Dealers, Inc. The Company's primary business is to offer investment alternatives sponsored by third parties and affiliates for rollover distributions from benefit plans of clients of Connecticut General Life Insurance Company ("CGLIC"), an affiliated life insurance company. Investment alternatives include, but are not limited to: stocks, bonds, and mutual funds. The Company receives 12(b)-1 fees related to mutual fund assets purchased by CGLIC for investment in benefit plans of CGLIC's clients and records these fees on a trade date basis. These fees are subsequently paid to CGLIC and transmitted to its separate accounts in which the mutual fund assets are held. Such amounts are included in investment product revenue and expenses in the accompanying financial statements. The Company clears securities transactions through Fiserv Securities, Inc. (the "Clearing Broker") on a fully-disclosed basis.

2. Summary of Significant Accounting Policies

Basis of Presentation

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. These financial statements comply with the requirements of the Securities and Exchange Commission (SEC) pertaining to the Financial and Operational Combined Uniform Single Report (FOCUS).

The Company clears all of its securities transactions through a Clearing Broker on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and the Clearing Broker, the Clearing Broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the Clearing Broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2002, the Company has recorded no liabilities with regard to the right. During 2002, the Company paid the Clearing Broker $1,851 to related to these guarantees.

In addition, the Company has the right to pursue collection of performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the Clearing Broker and all counterparties with which it conducts business.

Cash and Cash Equivalents

Short-term investments with maturity of three months or less at the time of purchase are reported as cash and cash equivalents. At December 31, 2002 and 2001, the Company reported $4,224,896 and $3,663,829, respectively, of cash and cash equivalents, all of which was invested in the CIGNA Money Market Fund. This fund is offered by a related party of the Company. Cash and cash equivalents are included in the Company's Net Capital calculation, subject to appropriate securities haircuts.

Securities Held

The Company holds a private placement of National Association of Securities Dealers (NASD) common stock. The NASD common stock does not have a readily determinable market value and is carried at cost, which approximates estimated fair value. At this time, the Company does not anticipate selling this private placement or participating in any further equity investments. Pursuant to SEC Rule 15c3-1(c)(2)(vii), this private placement investment is excluded from the Company's Net Capital calculation.

Financial instruments are reported in the financial statements at quoted market prices or at estimated amounts, which approximate fair value.

Investment Product Revenues and Expenses

Pursuant to a Servicing Agreement between the Company and its affiliate, Connecticut General Life Insurance Company (CGLIC), the Company collects certain open-end investment company payments on behalf of CGLIC. These payments are made pursuant to selling agreements between the Company and various investment companies, and are considered 12(b)-1 payments as defined by that section of the Investment Company Act of 1940. Under the terms of the Servicing Agreement, any such investment company payment received by the Company becomes due and payable to CGLIC. CFS assumes any liability to CGLIC for payments under this arrangement which are owed and uncollected.

Mutual Fund and Money Market 12(b)-1 Fees and Commissions

Certain 12(b)-1 fees, related expenses and commission income from customer securities transactions are recorded on a trade date basis.

Investment Advisory Income

Investment advisory income and related expenses are recognized quarterly by applying a sliding commission schedule against assets.

Income Taxes

The Company is included in the consolidated federal income tax returns of CIGNA. In accordance with a written tax sharing agreement, the federal income tax expense or benefit allocated to the Company is computed as if the Company were filing a separate federal income tax return, except that benefits arising from tax credits, net operating losses and capital losses, are allocated to those subsidiaries producing such benefits only to the extent that they reduce CIGNA's consolidated

federal income tax liability. Such current federal income taxes are paid or reimbursed in cash on a quarterly basis. The Company is also included in a combined Connecticut state income tax return with other affiliates of CIGNA. Income tax is allocated on substantially the same basis as the federal liability except that reimbursement or payment is made on an annual basis.

Deferred income taxes are generally recognized when assets and liabilities have different bases for financial statement and tax reporting purposes, and for other temporary taxable and deductible temporary differences as defined by Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes.* At December 31, 2002 and 2001, there were no such differences.

The provision for federal income tax expense differs from the amount of income tax determined by applying the applicable U.S. statutory federal rate (35%) to income before taxes due to state income taxes. During 2001, there was a true-up of state income taxes for prior periods due to a decrease in the amount of income subject to taxation in Connecticut under the State's unitary apportionment rules.

3. Net Capital Information

Pursuant to the Uniform Net Capital requirements of the SEC, the Company is subject to Rule 15c3-1(a)(1)(ii) of the Securities Exchange Act of 1934 which requires maintenance of minimum net capital of $250,000 or 2% of aggregate debit items computed in accordance with the "Alternative Standard" under Rule 15c3-3.

The impact of any future dividends, when and if declared, must be measured against excess net capital as calculated in Schedule I in order to ascertain any restrictions regarding the amount of dividends that could be paid. At December 31, 2002, the Company had net capital of $3,936,988, which was $3,686,988 in excess of its required net capital of $250,000.

4. Related Party Transactions

During 2002 and 2001, substantially all of the Company's business came from rollover distributions out of benefit plans administered by CGLIC and a payroll deduction program offered to CIGNA employees.

Certain expenses incurred by the Company such as salaries, rent, printing, data processing and other general and administrative expenses were provided by CGLIC without charge during 2001. The amount of such services and facilities totaled $3,083,524 for the year ended December 31, 2001. During 2002, these expenses were paid by the Company as incurred and totaled $3,051,042.

The Company receives 12(b)-1 fees related to mutual fund assets purchased by CGLIC for investment in qualified benefit plans of CGLIC's clients. These fees are subsequently paid to CGLIC and remitted to the separate accounts in which the mutual fund assets are held. During 2002 and 2001, fees related to these transactions are included in investment product revenue and offsetting expenses are included in investment product expenses. Amounts due to be remitted to CGLIC are included within due to affiliated company and totaled $1,474,186 and $2,262,348, at December 31, 2002 and 2001, respectively.

CIGNA Financial Services, Inc.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Supplemental Schedule
Schedule I

	December 31, 2002
Net capital:	
Total shareholder's equity	$ 4,179,344
Deductions:	
Non-allowable assets	
Investments not readily marketable	3,300
Accounts receivable	154,558
Income taxes receivable	-
Net capital before haircuts on securities positions	4,021,486
Haircuts on securities:	
Cash and cash equivalents	84,498
Net capital	3,936,988
Minimum dollar net capital requirement	250,000
2% aggregate debit items	-
Excess net capital ($3,936,988 - $250,000)	$ 3,686,988
Excess net capital at 120% of minimum net capital ($3,936,988 - $300,000)	$ 3,636,988

The above calculation does not differ materially from the Company's calculation as reported in Part II of the Company's unaudited FOCUS Report as of December 31, 2002.

CIGNA Financial Services, Inc.
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

Supplemental Schedule
Schedule II

		2002
Credit Balances:		
Free credit balances in customer accounts	$	-
Monies borrowed collateralized by customers'securities		-
Monies payable against customers' securities loaned		-
Customers' securities failed to receive		-
Credit balances in firm accounts resulting from principal sales		-
Market value of stock dividends, splits outstanding over 30 days		-
Market value of short security count differences over 30 days		-
Market value of short securities and credits in suspense accounts over 30 days		
Market value of securities in transfer over 40 days - unconfirmed		-
Total credit items		-
Debit Balances		
Debit balances in customer accounts	$	-
Securities borrowed for short sales or to settle customer fails		-
Customers' securities failed to deliver		-
Other		-
Total debit items		-
Reserve Computation		
Excess of total debits over credits	$	-
Required deposit	$	-
Balance in reserve account as of December 31, 2002	$	-

The above calculation does not differ materially from the Company's calculation as reported in Part II of the Company's unaudited FOCUS Report as of December 31, 2002.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
100 Pearl Street
Hartford CT 06103-4508
Telephone (860) 241 7000
Facsimile (860) 241 7590

To the Board of Directors and Shareholders of
CIGNA Financial Services, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of CIGNA Financial Services, Inc. (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

To the Board of Directors and Shareholders of
CIGNA Financial Services, Inc.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

Hartford, Connecticut
February 24, 2003